UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Anterix Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03676C100

(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler LLP
875 Third Avenue, 11th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(646) 414-6930

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03676C100
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Stephen Feinberg

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) Not
		(b) Applicable

3. SEC Use Only
4. Source of Funds (See Instructions): WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6. Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	944,402*
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	944,402*
Person With	10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 944,402*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 5.5%*

14. Type of Reporting Person (See Instructions): IA, IN

 *Based upon information as set forth in Anterix Inc.’s, a Delaware corporation (the “Company”), Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2019, filed with the Securities and Exchange Commission on February 4, 2020, there were 17,166,282 shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company issued and outstanding as of January 31, 2020. As of May 1, 2020, the filing date of this Schedule 13D Amendment Number 8 (the “Filing Date”), funds affiliated with Cerberus Capital Management, L.P. (collectively, the “Cerberus Funds”) own, in the aggregate, 944,402 shares of the Common Stock. Stephen Feinberg (the “Reporting Person”), through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by the Cerberus Funds. As a result, as of the Filing Date of this Schedule 13D Amendment Number 8, the Reporting Person may be deemed to beneficially own 944,402 shares of the Common Stock, or 5.5% of the shares of the Common Stock issued and outstanding.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

Based upon information as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2019, filed with the Securities and Exchange Commission on February 4, 2020, there were 17,166,282 shares of Common Stock of the Company issued and outstanding as of January 31, 2020. As of May 1, 2020, the filing date of this Schedule 13D Amendment Number 8 (the “Filing Date”), the Cerberus Funds own, in the aggregate, 944,402 shares of the Common Stock. Mr. Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by the Cerberus Funds. As a result, as of the Filing Date of this Schedule 13D Amendment Number 8, Mr. Feinberg may be deemed to beneficially own 944,402 shares of the Common Stock, or 5.5% of the shares of the Common Stock issued and outstanding.

The following table sets forth the sale transactions, each of which were sales effected in ordinary brokerage transactions, which required the filing of this Schedule 13D Amendment Number 8 with respect to the shares of Common Stock, or securities convertible into, exercisable for, or exchangeable for, such shares, by Mr. Feinberg, or any person or entity controlled by Mr. Feinberg, or any person or entity for which Mr. Feinberg possesses voting or investment control over the securities thereof.

Date	Number of Shares	Sale Price Per Share
February 4, 2020	1,000	$48.31
February 5, 2020	47,150	$48.50
February 6, 2020	17,472	$48.85
February 11, 2020	20	$48.90
February 12, 2020	2,339	$48.06
February 20, 2020	50,719	$49.22
February 21, 2020	4,470	$49.55
March 3, 2020	609	$49.52
April 20, 2020	906	$49.51
April 21, 2020	60,635	$53.93

Date	Number of Shares	Sale Price Per Share
April 22, 2020	82,641	$53.99
April 23, 2020	20,300	$54.01
April 24, 2020	1,101	$54.13
April 27, 2020	3,893	$54.12
April 28, 2020	1,021	$54.37
April 29, 2020	3,883	$54.54
April 30, 2020	25,400	$53.40

Other than as set forth in the table above, there were no transactions in the shares of Common Stock (or securities convertible into, exercisable for, or exchangeable for, such shares) by Mr. Feinberg or any other person or entity controlled by Mr. Feinberg, or any person or entity for which Mr. Feinberg possesses voting or investment control, during the period commencing sixty (60) days prior to April 21, 2020, the date of the event which required the filing of this Schedule 13D Amendment Number 8, and ending on the Filing Date.

Nothing set forth herein shall be construed as an admission by Mr. Feinberg, or any other person or entity, that Mr. Feinberg, or any other person or entity, is the beneficial owner of any of the Company’s securities that are beneficially owned by any other person or entity for the purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purposes.

[signature follows on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 1, 2020

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).